UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  AVIGEN, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    053690103
                                 (CUSIP NUMBER)

                                  MAY 12, 2006
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                               Page 1 of 11 Pages

CUSIP No. 053690103                    13G                    Page 2 of 11 Pages

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Partners, L.P.
      13-3521699
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.    SOLE VOTING POWER

   SHARES            -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.    SHARED VOTING POWER

  OWNED BY           600,000
               -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER

  REPORTING          -0-
               -----------------------------------------------------------------
   PERSON      8.    SHARED DISPOSITIVE POWER

    WITH             600,000
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,745,856
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                          |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON **

      PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 053690103                    13G                    Page 3 of 11 Pages

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Millenco, L.P.
      13-3532932
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.    SOLE VOTING POWER

   SHARES            -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.    SHARED VOTING POWER

  OWNED BY           1,145,856
               -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER

  REPORTING          -0-
               -----------------------------------------------------------------
   PERSON      8.    SHARED DISPOSITIVE POWER

    WITH             1,145,856
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,745,856
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                          |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON **

      PN, BD
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 053690103                    13G                    Page 4 of 11 Pages

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Management, L.L.C.
      13-3804139
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.    SOLE VOTING POWER

   SHARES            -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.    SHARED VOTING POWER

  OWNED BY           1,745,856
               -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER

  REPORTING          -0-
               -----------------------------------------------------------------
   PERSON      8.    SHARED DISPOSITIVE POWER

    WITH             1,745,856
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,745,856
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON **

      OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 053690103                    13G                    Page 5 of 11 Pages

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Israel A. Englander
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
  NUMBER OF    5.    SOLE VOTING POWER

   SHARES            -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.    SHARED VOTING POWER

  OWNED BY           1,745,856
               -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER

  REPORTING          -0-
               -----------------------------------------------------------------
   PERSON      8.    SHARED DISPOSITIVE POWER

    WITH             1,745,856
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,745,856
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                          |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON **

      IN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 053690103                    13G                    Page 6 of 11 Pages

Item 1.

(a)   Name of Issuer

      Avigen, Inc., a company incorporated under the laws of Delaware (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

      1301 Harbor Bay Parkway
      Alameda, California 94502

Item 2(a). Name of Person Filing

Item 2(b). Address of Principal Business Office

Item 2(c). Citizenship

         Millennium Partners, L.P.
         c/o Millennium Management, L.L.C.
         666 Fifth Avenue
         New York, New York 10103
         Citizenship: Cayman Islands

         Millenco, L.P.
         c/o Millennium Management, L.L.C.
         666 Fifth Avenue
         New York, New York 10103
         Citizenship: Delaware

         Millennium Management, L.L.C.
         666 Fifth Avenue
         New York, New York 10103
         Citizenship: Delaware

         Israel A. Englander
         c/o Millennium Management, L.L.C.
         666 Fifth Avenue
         New York, New York 10103
         Citizenship: United States

(d)   Title of Class of Securities

      Common Stock, par value $0.001 per share ("Common Stock")

(e)   CUSIP Number

      053690103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act
            (15 U.S.C. 78c).

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 053690103                    13G                    Page 7 of 11 Pages

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   |_|   An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);

(g)   |_|   A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned

      As of the date of this filing, 600,000 shares of Common Stock were held outright by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and 1,145,856 shares of Common Stock were held outright by Millenco, L.P., a Delaware limited partnership and a registered broker-dealer ("Millenco").

      The managing partner of Millennium Partners and the general partner of Millenco, L.P. ("Millenco") is Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), and consequently Millennium Management may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or Millenco.

      Note: Millennium Partners is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities position.

(b)   Percent of Class

      As of the close of trading on the date of this filing, each Reporting Person may be deemed the beneficial owner of 1,745,856 shares of Common Stock, or 7.0% of the Company's issued and outstanding shares of Common Stock which percentage was calculated based on 24,958,908 shares of the Company's Common Stock outstanding. (The number of shares of the Company's Common Stock was calculated based on: i) 3,939,760 shares of Common Stock sold to institutional and other accredited

CUSIP No. 053690103                    13G                    Page 8 of 11 Pages

investors in a private placement, as reported on the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2006 and
ii) 21,019,148 shares of Common Stock outstanding as of May 5, 2006 as reported in the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2006.)

(c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  -0-

            (ii)  Shared power to vote or to direct the vote

                  1,745,856

            (iii) Sole power to dispose or to direct the disposition of

                  -0-

            (iv)  Shared power to dispose or to direct the disposition of

                  1,745,856

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 053690103                    13G                    Page 9 of 11 Pages

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 19, 2006, by and among Millennium Partners, L.P., Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 053690103                    13G                   Page 10 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 19, 2006


MILLENNIUM PARTNERS, L.P.                   MILLENCO, L.P.


By: Millennium Management, L.L.C.           By: Millennium Management, L.L.C.
    its managing partner                         its general partner


By:  /s/ Terry Feeney                       By:  /s/ Terry Feeney
   ----------------------------------          ---------------------------------
   Name:  Terry Feeney                         Name:  Terry Feeney
   Title: Chief Operating Officer              Title: Chief Operating Officer


                                            MILLENNIUM MANAGEMENT, L.L.C.
   /s/ Israel A. Englander by Simon
Lorne pursuant to Power of Attorney
filed with SEC on June 6, 2005              By:  /s/ Terry Feeney
-------------------------------------          ---------------------------------
ISRAEL A. ENGLANDER                            Name:  Terry Feeney
                                               Title: Chief Operating Officer

CUSIP No. 053690103                    13G                   Page 11 of 11 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Avigen, Inc., a company incorporated under the laws of Delaware, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 19, 2006

MILLENNIUM PARTNERS, L.P.                      MILLENCO, L.P.

By: Millennium Management, L.L.C.           By: Millennium Management, L.L.C.
    its managing partner                         its general partner


By:  /s/ Terry Feeney                       By:  /s/ Terry Feeney
   ----------------------------------          ---------------------------------
   Name:  Terry Feeney                         Name:  Terry Feeney
   Title: Chief Operating Officer              Title: Chief Operating Officer


                                            MILLENNIUM MANAGEMENT, L.L.C.
    /s/ Israel A. Englander by Simon
Lorne pursuant to Power of Attorney
filed with SEC on June 6, 2005              By:  /s/ Terry Feeney
-------------------------------------          ---------------------------------
ISRAEL A. ENGLANDER                            Name:  Terry Feeney
                                               Title: Chief Operating Officer